                                                   ----------------------------
                    UNITED STATES                  OMB APPROVAL
                                                   ----------------------------
         SECURITIES AND EXCHANGE COMMISSION        OMB Number: 3235-0145
                                                   ----------------------------
               WASHINGTON, D.C. 20549              Expires: October 31, 2002
                                                   ----------------------------
                                                   Estimated average burden
                                                   hours per response. . . 14.9
                                                   ----------------------------


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                               Infocrossing, Inc.
              ----------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
              ----------------------------------------------------
                         (Title of Class of Securities)


                                    45664X109
              ----------------------------------------------------
                                 (CUSIP Number)


                                  December 31, 2002
              ----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [ ]   Rule 13d-1(b)

           [X]   Rule 13d-1(c)

           [ ]   Rule 13d-1(d)

-------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                               Page 2 of 5 Pages

--------------------------------------------------------------------------------------------------------------------
CUSIP NO. 45664X109
--------- ----------------------------------------------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   Jack Silver
--------- ------------------------------------------------------------------------------------------- --------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                         (a) [ ]
                                                                                                      (b) [X]
--------- ----------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States citizen
---------------------------------- ---------------------------------------------------------------------------------
                     5.         SOLE VOTING POWER
                                         405,000
     NUMBER OF       ---------- ------------------------------------------------------------------------------------
      SHARES         6.         SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY        ---------- ------------------------------------------------------------------------------------
       EACH          7.         SOLE DISPOSITIVE POWER
     REPORTING                           405,000
    PERSON WITH      ---------- ------------------------------------------------------------------------------------
                     8.         SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   405,000
--------- ------------------------------------------------------------------------------------------- --------------
10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                                                          [ ]
--------- ----------------------------------------------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                   7.5%
--------- ----------------------------------------------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON (See Instructions)

                   IN
--------- ----------------------------------------------------------------------------------------------------------

                                                               Page 3 of 5 Pages

                                  SCHEDULE 13G


ITEM 1(a)         NAME OF ISSUER:

       Infocrossing, Inc.

       1(b)       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

       2 Christie Heights Street
       Leonia, NJ 07605

ITEMS 2(a)        NAMES OF PERSONS FILING:

        This statement is being filed by Jack Silver (the "Reporting Person").

        2(b) AND 2(c)ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
                     AND CITIZENSHIP:

        The Reporting Person is the principal investor and manager of Sherleigh Associates LLC (d/b/a SIAR Capital), an independent investment fund. The Reporting Person's business address is 660 Madison Avenue, New York, New York 10021. The Reporting Person is a United States citizen.

       2(d)       TITLE OF CLASS OF SECURITIES:

                  Common Stock

       2(e)       CUSIP NUMBER:

                  45664X109

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO [SS.SS.] 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined n section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment advisor in accordance with [ss.] 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance withss.240.13d-1(b)(1)(ii)(F);


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                                                               Page 4 of 5 Pages

(g) [ ] A parent holding company or control person in accordance with s 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with [ss.] 240.13d-1(b)(1)(ii)(J).

ITEM 4.                    OWNERSHIP

        As of the date hereof, Jack Silver beneficially owns 405,000 shares of common stock of the Corporation (the "Common Stock"), representing approximately 7.5% of the outstanding shares of the Common Stock. Such shares include: (i) 16,600 shares of Common Stock held by the Sherleigh Associates Defined Benefit Pension Plan, a trust of which Mr. Silver is the trustee; (ii) 261,000 shares of Common Stock held by the Sherleigh Associates Profit Sharing Plan, a trust of which Mr. Silver is the trustee; (iii) 63,700 shares of Common Stock held by the Shirley Silver Trust for Leigh N. Silver, a trust of which Mr. Silver is the trustee; and (iv) 63,700 shares of Common Stock held by the Shirley Silver Trust for Romy J. Silver, a trust of which Mr. Silver is the trustee.

        Jack Silver has the sole voting and dispositive power with respect to all 405,000 shares of Common Stock beneficially owned by him.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not Applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not Applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not Applicable.

                                                               Page 5 of 5 Pages


ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not Applicable.

ITEM 10.          CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                            JACK SILVER

Dated: January 26, 2003                                     /s/ Jack Silver
                                                            ---------------
                                                            Jack Silver